UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 24, 2008

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Patni Computer Systems Limited

Registered Office: S-1A Irani Market Compound, Yerawada , Pune-411006, India

Corporate Office: Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093

Audited financial results of Patni Computer Systems Limited for the quarter and six months ended 30 June 2008, as per Indian GAAP (Standalone)

Rs. in Lakhs except share data

	Quarter ended 30 June		Six months ended 30 June		Year ended 31
	2008 (Audited)	2007 (Audited)	2008 (Audited)	2007 (Audited)	December 2007 (Audited)
Income
Sales and service income	36,669	28,019	69,218	54,677	117,230
Other income	4,798	3,123	6,433	4,834	7,797
	41,467	31,142	75,651	59,511	125,027
Expenditure
Personnel costs	18,760	13,568	34,579	25,212	56,019
Selling, general and administration costs	10,792	2,176	18,439	6,390	17,134
Depreciation	2,146	2,065	4,311	4,033	8,048
	31,698	17,809	57,329	35,635	81,201
Interest costs	167	198	335	308	689
Profit for the period / year before prior period items and taxation	9,602	13,135	17,987	23,568	43,137
Prior Period Items	—	—	—	—	(434)
Profit for the period / year before taxation	9,602	13,135	17,987	23,568	43,571

Provision for taxation	959	1,898	2,496	2,828	7,069
MAT credit entitlement	(1,033)	(930)	(1,461)	(1,108)	(2,653)
Provision for taxation-Fringe benefits	81	97	198	179	401
Profit for the period / year after taxation	9,595	12,070	16,754	21,669	38,754
Paid up equity share capital (Face value per equity share of Rs 2 each)	2,781	2,773	2,781	2,773	2,780
Reserves excluding revaluation reserves					253,007

Earnings per equity share of Rs 2 each
- Basic	6.90	8.71	12.05	15.65	27.95
- Diluted	6.89	8.60	12.03	15.48	27.67

Notes

1      Investor complaints for the quarter ended 30 June 2008:

Pending as on 1 April 2008	Received during the quarter	Disposed of during the quarter	Unresolved at the end of the quarter
—	8	8	—

2      Statement of Utilisation of ADS Funds as of 30 June 2008

	No of shares	Price	Amount
Amount raised through ADS(6,156,250 ADSs @$20.34 per ADS)	12,312,500	466	57,393
Share issue expenses			3,694
Net proceeds			53,699

Deployment :
1 Held as short term investments			16,832
2 Utilised for Capital expenditure for office facilities			35,659
3 Exchange loss			1,208

Total			53,699

2

3      Total Public Shareholding *

	As of 30 June		As of 31 December
	2008	2007	2007
- Number of Shares	43,266,221	42,952,584	44,797,263
- Percentage of Shareholding	31.11%	30.98%	32.23%

* Total Public Shareholding as defined under Clause 40A of the Listing Agreement ( excludes shares held by founders and American Depository Receipt shareholders ).

4      Paid up equity share capital does not include Rs 0.44 (2007 : Rs 18) which represents share application money received from employees, on exercise of stock options, pending allotment of shares.

5      In December 2006, the Company received a demand notice from the Indian Income Tax department of approximately Rs 6,302, including an interest demand of approximately Rs 1,869 for the assessment year 2004-05. The tax demand was mainly on account of disallowance of deduction claimed by the Company under Section 10A of the Income Tax Act, 1961, in respect of profits earned by its various eligible undertakings. Section 10A of Indian Income Tax Act exempts the profits earned by an undertaking for the export of computer software upon the fulfillment of certain conditions. One of the conditions is that the unit should not have been formed by the splitting up of an existing business. The Company had only expanded its software development business whereas the Income Tax department contended that the business of the new units comprised of business transferred from existing units by splitting them. The Company, in consultation with its tax advisers, filed an appeal in January 2007 challenging the disallowance.

One of the requirements under the Indian Income Tax Rules to proceed with an appeal is to deposit, either immediately or through monthly installments, a sum equivalent to 50% of the amount that is under appeal. Until March 31, 2008, the Company deposited a sum of Rs 3,103 . Considering the facts and nature of disallowances and based on the advice given by the Company’s legal counsel, management concluded that the disallowance was not tenable and a favorable outcome was expected in appeal proceedings and hence no provision for such income tax demand was considered necessary.

Subsequently, in February 2008 the Company received an order from the Commissioner Income Tax (CIT) (Appeals) in favor of the Company by allowing the claim under Section 10A. The Company received the refund of the taxes paid after adjustment of the new demand for the assessment year 2002-03.

In December 2007, the Company received another demand, of Rs. 2,617 including an interest demand of approximately Rs 1,399 for the assessment year 2002-03.  The new demand concerns the same issue of disallowance of tax benefits under Section 10A.  In the opinion of management, and based on advice received, the demand was not considered tenable against the Company and the Company has already filed an appeal with the appellate authority.

Subsequently, in March 2008, the Company received an order from the CIT (Appeals) in favor of the Company by allowing the claim under Section 10A.The total amount paid till March 2008 of Rs 2,617 along with interest has been received as refund. The Indian Income tax department has the right to go in an appeal with the tribunal.

6      Pursuant to the ICAI Announcement “ Accounting for Derivatives “ the Company has adopted Accounting Standard 30 “ Financial Instruments : Recognition and Measurement”, from 1 January 2008. Consequent to the adoption of the Standard, the resulting gain of Rs 191 has been adjusted to the shareholders’ funds as on 1 January 2008.

7      In February 2008, the Board of Directors the Company approved a proposal to buy back fully paid equity shares to the extent of upto 10% of the paid up capital and free reserves, at a maximum price of Rs. 325 per equity share, for an aggregate amount upto Rs. 23,700 in accordance with the provisions of Section 77A, 77AA, 77B and other applicable provisions of the Companies Act, 1956 and the provisions of Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (“Buy Back Regulations”), for which necessary public announcements were made in April 2, 2008. The Company has commenced buy back of shares on July 10, 2008. Consequent to completion of buy back, such shares will be extinguished as per the requirements of Section 77A of the Companies Act, 1956.

8      On May 10, 2008, the Finance Minister of India announced that the Government of India has extended the availability of the 10-year income tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year ending March 31, 2010 or 10 years after the commencement of a Company’s undertaking.

9      Mr. Louis Theodoor van den Boog was appointed as an Executive Director with effect from April 29, 2008. The appointment was subject to the approval of our shareholders at the annual general meeting and also subject to approvals of the statutory authorities including the Central Government under Section 269 of the Indian Companies Act,and other applicable provisions.The Shareholders’ approval has been received at the Annual General Meeting held on June 26,2008. Subsequently, the Company has applied to the Central Government on July 16, 2008 for necessary approvals in this regard. Mr. Louis Theodoor van den Boog will be an Executive Director of the Company until March 31, 2013 and can be extended by the Board with the consent of Mr. Louis Theodoor van den Boog.

10    Previous period figures have been appropriately reclassified to conform to the current period’s presentation.

11    The above summary of financial results were taken on record by the Board of Directors at its adjourned meeting held on 24 July 2008.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Narendra K. Patni
24 July 2008	Chairman and Chief Executive Officer

3

Summary of Consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter and six months ended 30 June 2008, prepared as per US GAAP

USD in lakhs except share data

	Quarter ended 30 June		Six months ended 30 June		Year ended 31 December
	2008 (Unaudited)	2007 (Unaudited)	2008 (Unaudited)	2007 (Unaudited)	2007 (Audited)

Revenues	1,826	1,633	3,590	3,193	6,629
Cost of revenues	1,272	1,104	2,530	2,120	4,501
Gross profit	554	529	1,060	1,073	2,128
Selling, general and administrative expenses	339	291	650	558	1,175
Foreign exchange (gain) / loss, net	47	(86)	69	(112)	(234)
Operating income	168	324	341	627	1,187
Interest and dividend income	27	30	62	59	126
Interest expense	(8)	(10)	(16)	(16)	(36)
Gain on sale of investments, net	93	48	96	50	64
Other income, net	1	2	9	14	17
Income before income taxes	281	394	492	734	1,358
Income taxes	39	62	69	123	218
Net Income	242	332	423	611	1,140
Earning per share
- Basic	$0.17	$0.24	$0.30	$0.44	$0.82
- Diluted	$0.17	$0.24	$0.30	$0.44	$0.82
Weighted average number of common shares used in computing earnings per share
- Basic	139,061,109	138,646,132	139,045,585	138,495,161	138,660,785
- Diluted	139,295,007	139,978,442	139,287,340	139,695,886	139,569,933
Total assets	8,543	7,688	8,543	7,688	8,488
Cash and cash equivalents	551	618	551	618	326
Investments	2,919	2,722	2,919	2,722	3,012

Notes:

1      The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries have been prepared on a consolidated basis in accordance with accounting principles generally accepted in the United States (‘US GAAP’).  All inter-company transactions have been eliminated on consolidation.

2      The subsidiaries considered in the consolidated financial statements as at 30 June 2008 are wholly owned subsidiaries, namely Patni Americas, Inc., Patni Computer Systems (UK) Limited, Patni Computer Systems GmbH, Patni Telecom Solutions Inc., Patni Telecom Solutions Private Limited, Patni Telecom Solutions (UK) Limited, Patni Life Sciences Inc., Patni Computer Systems Brasil Ltda and Patni Computer Systems (Czech) s.r.o.

3      In December 2006, the Company received a demand notice from the Indian Income Tax department of approximately Rs 6,302, including an interest demand of approximately Rs 1,869 (US $147 including an interest demand of approximately US $43) for the assessment year 2004-05. The tax demand was mainly on account of disallowance of deduction claimed by the Company under Section 10A of the Income Tax Act, 1961, in respect of profits earned by its various eligible undertakings. Section 10A of Indian Income Tax Act exempts the profits earned by an undertaking for the export of computer software upon the fulfillment of certain conditions. One of the conditions is that the unit should not have been formed by the splitting up of an existing business. The Company had only expanded its software development business whereas the Income Tax department contended that the business of the new units comprised of business transferred from existing units by splitting them.  The Company, in consultation with its tax advisers, filed an appeal in January 2007 challenging the disallowance.

One of the requirements under the Indian Income Tax Rules to proceed with an appeal is to deposit, either immediately or through monthly installments, a sum equivalent to 50% of the amount that is under appeal. Until March 31, 2008, the Company deposited a sum of Rs 3,103 (US $72). Considering the facts and nature of disallowances and based on the advice given by the Company’s legal counsel, management concluded that the disallowance was not tenable and a favorable outcome was expected, in appeal proceedings and hence no provision for such income tax demand was considered necessary.

Subsequently, in February 2008 the Company has received a order from the Commissioner Income Tax (CIT) (Appeals) in favor of the Company by allowing the claim under Section 10A. The Company has received the refund of the taxes paid after adjustment of the new demand for the assessment year 2002-03.

In December 2007, the Company received another demand, of Rs. 2,617 including an interest demand of approximately Rs 1,399 (US $ 61 including an interest demand of approximately US $ 33)  for the assessment year 2002-03.  The new demand concerns the same issue of disallowance of tax benefits under Section 10A.  In the opinion of management, and based on advice received, the demand was not considered tenable against the Company and the Company had already filed an appeal with the appellate authority.

Subsequently, in March 2008 the Company has received a order from the CIT (Appeals) in favor of the Company by allowing the claim under Section 10A.The total amount paid till March 2008 of Rs 2,617 (US $ 61) alongwith interest has been received as refund. The Indian Income tax department has the right to go in an appeal with the tribunal.

4      In February 2008, the Board of Directors the Company approved a proposal to buy back fully paid equity shares to the extent of upto 10% of the paid up capital and free reserves, at a maximum price of Rs. 325 per equity share, for an aggregate amount upto Rs. 23,700 in accordance with the provisions of Section 77A, 77AA, 77B and other applicable provisions of the Companies Act, 1956 and the provisions of Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (“Buy Back Regulations”), for which necessary public announcements were made in 2 April 2008. The Company has commenced buy back of shares on July 10, 2008. Consequent to completion of buy back, such shares will be extinguished as per the requirements of Section 77A of the Companies Act, 1956.

5      Mr. Louis Theodoor van den Boog was appointed as an Executive Director of the Company with effect from April 29, 2008. The appointment is subject to the approval of our shareholders at the Annual General Meeting and also subject to approvals of the statutory authorities including the Central Government under Section 269 of the Indian Companies Act, and other applicable provisions. The Shareholders’ approval has been received at the Annual General Meeting held on June 26, 2008. Subsequently,  the Company has applied to the Central Government on July 16, 2008 for necessary approvals in this regard. Mr. van den Boog will be an Executive Director of the Company until March 31, 2013 and can be extended by the Board with the consent of Mr. Louis Theodoor van den Boog.

6      On May 10, 2008, the Finance Minister of India announced that the Government of India has extended the availability of the 10-year income tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year ending March 31, 2010 or 10 years after the commencement of a Company’s undertaking.

7      Previous period figures have been appropriately reclassified to conform to the current period’s presentation.

8      The above summary of consolidated financial results were taken on record by the Board of Directors at its adjourned meeting held on 24 July 2008.

4

Summary of financial statements prepared as per US GAAP - Convenience translation (Unaudited)

Rs. in lakhs except share data

	Quarter ended 30 June		Six months ended 30 June		Year ended 31 December
	2008	2007	2008	2007	2007
Exchange Rate (Rs.)	42.93	40.58	42.93	40.58	39.41
Revenues	78,371	66,281	154,118	129,590	261,254
Cost of revenues	54,595	44,797	108,624	86,026	177,378
Gross profit	23,776	21,484	45,494	43,564	83,876
Selling, general and administrative expenses	14,552	11,828	27,878	22,661	46,284
Foreign exchange (gain) / loss, net	2,016	(3,479)	2,971	(4,546)	(9,203)
Operating income	7,208	13,135	14,645	25,449	46,795
Interest and dividend income	1,136	1,215	2,666	2,403	4,942
Interest expense	(331)	(383)	(698)	(666)	(1,416)
Gain on sale of investments, net	3,996	1,956	4,101	2,018	2,510
Other income, net	61	80	384	548	672
Income before income taxes	12,070	16,003	21,098	29,752	53,503
Income taxes	1,697	2,527	2,955	4,975	8,585
Net Income	10,373	13,476	18,143	24,777	44,918
Earning per share
- Basic	7.46	9.72	13.05	17.89	32.39
- Diluted	7.45	9.63	13.03	17.74	32.18
Total assets	366,739	311,987	366,739	311,987	334,494
Cash and cash equivalents	23,659	25,087	23,659	25,087	12,858
Investments	125,316	110,440	125,316	110,440	118,684

Disclaimer:

We have translated the financial data derived from our consolidated financial statements prepared in accordance with US GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated above, or at all. Investors are cautioned to not rely on such translated amounts.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Narendra K. Patni
24 July 2008	Chairman and Chief Executive Officer

5

Audited consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter and six months ended 30 June 2008, as per Indian GAAP.

Rs. in lakhs except share data

	Quarter ended 30 June		Six months ended 30 June		Year ended 31 December
	2008 (Audited)	2007 (Audited)	2008 (Audited)	2007 (Audited)	2007 (Audited)

Income
Sales and service income	76,731	65,878	146,066	133,840	269,115
Other income	4,932	3,311	6,735	5,216	8,649
	81,663	69,189	152,801	139,056	277,764

Expenditure
Personnel costs	44,888	38,715	85,615	75,782	153,896
Selling, general and administration costs	21,176	10,099	39,148	24,232	54,101
Depreciation (net of transfer from revaluation reserves)	2,798	2,451	5,578	4,775	9,848
	68,862	51,265	130,341	104,789	217,845

Interest costs	324	387	664	693	1,472

Profit for the period/year before taxation	12,477	17,537	21,796	33,574	58,447
Provision for taxation	1,653	3,586	3,322	6,309	12,426
MAT credit entitlement	(1,175)	(965)	(1,659)	(1,143)	(2,784)
Provision for taxation - Fringe benefits	86	121	209	220	442
Profit for the period/year after taxation	11,913	14,795	19,924	28,188	48,363

Paid up equity share capital (Face value per equity share of Rs 2 each)	2,781	2,773	2,781	2,773	2,780

Reserves excluding revaluation reserves					270,803
Earnings per equity share of Rs.2 each
- Basic	8.57	10.67	14.33	20.35	34.88
- Diluted	8.55	10.54	14.30	20.14	34.54

Notes:

1             The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries are prepared in accordance with the principles and procedures prescribed by AS 21 - “Consolidated Financial Statements “ issued by ICAI for the purpose of preparation and presentation of consolidated financial statements. The financial statements of Patni Computer Systems Limited and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances/transactions and resulting unrealized profits in full. Unrealized losses resulting from intra-group transactions have also been eliminated unless cost cannot be recovered in full. The amounts shown in respect of accumulated reserves comprises the amount of the relevant reserves as per the balance sheet of the Parent Company and its share in the post acquisition increase/decrease in the relevant reserves/accumulated deficit of its subsidiaries. Consolidated financial statements are prepared using uniform accounting policies across the Group.

2             Investor complaints for the quarter ended 30 June 2008:

Pending as on 1 April 2008	Received during the quarter	Disposed of during the quarter	Unresolved at the end of the quarter
—	8	8	—

3             Statement of Utilisation of ADS Funds as of 30 June 2008

	No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $20.34 per ADS)	12,312,500	466	57,393
Share issue expenses			3,694
Net proceeds			53,699

Deployment :
1 Held as current investments			16,832
2 Utilised for Capital expenditure for office facilities			35,659
3 Exchange loss			1,208
Total			53,699

4             Total Public Shareholding*

	As of 30 June		As of 31 December
	2008	2007	2007
- Number of Shares	43,266,221	42,952,584	44,797,263
- Percentage of Shareholding	31.11%	30.98%	32.23%

*    Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders and American Depository Receipt shareholders).

5             The subsidiaries considered in the consolidated financial statements as at 30 June 2008 are wholly owned subsidiaries, namely Patni Americas, Inc., Patni Computer Systems (UK) Limited, Patni Computer Systems GmbH, Patni Telecom Solutions Inc., Patni Telecom Solutions Private Limited, Patni Telecom Solutions (UK) Limited, Patni Life Sciences Inc., Patni Computer Systems Brasil Ltda, and Patni Computer Systems (Czech) s.r.o.

6             Paid up equity share capital does not include Rs 0.44 (2007 : Rs 18) which represents share application money received from employees on exercise of stock options, pending allotment of shares.

7             In December 2006, the Company received a demand notice from the Indian Income Tax department of approximately Rs 6,302 including an interest demand of approximately Rs 1,869 for the assessment year 2004-05. The tax demand was mainly on account of disallowance of deduction claimed by the Company under Section 10A of the Income Tax Act, 1961, in respect of profits earned by its various eligible undertakings. Section 10A of Indian Income Tax Act exempts the profits earned by an undertaking for the export of computer software upon the fulfillment of certain conditions. One of the conditions is that the unit should not have been formed by the splitting up of an existing business. The Company had only expanded its software development business whereas the Income Tax department contended that the business of the new units comprised of business transferred from existing units by splitting them. The Company, in consultation with its tax advisers, filed an appeal in January 2007 challenging the disallowance.

One of the requirements under the Indian Income Tax Rules to proceed with an appeal is to deposit, either immediately or through monthly installments, a sum equivalent to 50% of the amount that is under appeal. Until March 31, 2008, the Company deposited a sum of Rs 3,103. Considering the facts and nature of disallowances and based on the advice given by the Company’s legal counsel, management concluded that the disallowance was not tenable and a favorable outcome was expected, in appeal proceedings and hence no provision for such income tax demand was considered necessary.

Subsequently, in February 2008, the Company received an order from the Commissioner Income Tax (CIT) (Appeals) in favor of the Company by allowing the claim under Section 10A. The Company received the refund of the taxes paid after adjustment of the new demand for the for the assessment year 2002-03.

In December 2007, the Company received another demand, of Rs. 2,617 including an interest demand of approximately Rs 1,399 for the assessment year 2002-03. The new demand concerns the same issue of disallowance of tax benefits under Section 10A. In the opinion of management, and based on advice received, the demand was not considered tenable against the Company and the Company had already filed an appeal with the appellate authority.

Subsequently, in March 2008, the Company received an order from the CIT (Appeals) in favor of the Company by allowing the claim under Section 10A. The total amount paid till March 2008 of Rs 2,617 along with interest has been received as refund. The Indian Income tax department has the right to go in an appeal with the tribunal.

8             Pursuant to the ICAI Announcement “ Accounting for Derivatives “ the Company has adopted Accounting Standard 30 “ Financial Instruments : Recognition and Measurement “, from 1 January 2008. Consequent to the adoption of the Standard, the resulting gain of Rs. 191 has been adjusted to the shareholders’ funds as on 1 January 2008.

9             In February 2008, the Board of Directors the Company approved a proposal to buy back fully paid equity shares to the extent of upto 10% of the paid up capital and free reserves, at a maximum price of Rs. 325 per equity share, for an aggregate amount upto Rs. 23,700 in accordance with the provisions of Section 77A, 77AA, 77B and other applicable provisions of the Companies Act, 1956 and the provisions of Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (“Buy Back Regulations”), for which necessary public announcements were made in 2 April 2008. The Company has commenced buy back of shares on July 10, 2008. Consequent to completion of buy back, such shares will be extinguished as per the requirements of Section 77A of the Companies Act, 1956.

10       On May 10, 2008, the Finance Minister of India announced that the Government of India has extended the availability of the 10-year income tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year ending March 31, 2010 or 10 years after the commencement of a Company’s undertaking.

11       Mr.Louis Theodoor van den Boog (Mr. van den Boog) was appointed as an Executive Director of the Company with effect from April 29, 2008. The appointment is subject to the approval of our shareholders at the Annual General Meeting and also subject to approvals of the statutory authorities including the Central Government under Section 269 of the Indian Companies Act, and other applicable provisions. The Shareholder approval has been received at the Annual General Meeting held on June 26, 2008. Subsequently, the Company has applied to the Central Government on 16 July, 2008 for necessary approvals in this regard. Mr. van den Boog will be an Executive Director of the Company until March 31, 2013 and can be extended by the Board with the consent of Mr. van den Boog.

12       Segment Information:

Particulars	Financial services	Insurance services	Manufacturing	Communications, Media & Entertainment	Product Engineering	Others	Total
For the three months ended 30 June 2008
Sales and service income	9,886	18,008	18,772	10,899	12,023	7,143	76,731
For the six months ended 30 June 2008
Sales and service income	18,946	34,256	35,418	20,249	23,414	13,783	146,066
Balances as at 30 June 2008
Sundry debtors	6,670	9,839	13,488	7,845	7,511	4,768	50,121
Cost and estimated earnings in excess of billings	1,788	4,336	5,096	8,486	3,208	2,642	25,556
Billings in excess of cost and estimated earnings	(69)	(224)	(1,030)	(39)	(560)	(434)	(2,356)
Advance from customers	(23)	(36)	(80)	—	(44)	(24)	(207)

Particulars	Financial services	Insurance services	Manufacturing	Communications, Media & Entertainment	Product Engineering	Others	Total
For the three months ended 30 June 2007
Sales and service income	9,664	15,715	14,605	9,177	11,285	5,432	65,878
For the six months ended 30 June 2007
Sales and service income	19,235	32,389	29,527	19,232	22,626	10,831	133,840
Balances as at 31 December 2007
Sundry debtors	6,807	10,729	13,832	7,766	8,483	5,548	53,165
Cost and estimated earnings in excess of billings	1,436	752	3,643	3,131	2,450	1,363	12,775
Billings in excess of cost and estimated earnings	(127)	(133)	(563)	(165)	(305)	(108)	(1,401)
Advance from customers	(75)	(158)	(53)	(32)	(114)	(55)	(487)

13       The Group evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segments as the underlying resources and services are used interchangeably.  Fixed assets used in Group’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments.

14       Previous period figures have been appropriately reclassified /regrouped to conform to the current period’s presentation.

15       The above summary of consolidated financial results were taken on record by the Board of Directors at its adjourned meeting held on 24 July 2008.

Reconciliation of significant differences between Consolidated Net Income determined in accordance with Indian Generally Accepted Accounting Principles (‘Indian GAAP’) and Consolidated Net Income determined in accordance with US Generally Accepted Accounting Principles (‘US GAAP’) (Unaudited)

Rs. in lakhs

	Quarter Ended 30 June		Six months ended 30 June		Year ended 31 December
	2008	2007	2008	2007	2007

Consolidated net income as per Indian GAAP	11,913	14,795	19,924	28,188	48,363
Income taxes	(1,168)	79	(1,154)	(17)	656
Foreign currency differences	29	(867)	29	(1,497)	1,142
Employee retirement benefits	(151)	196	(412)	236	(774)
ESOP related Compensation Cost	(409)	(446)	(846)	(902)	(1,924)
Business acquisition	(167)	(98)	(327)	(203)	(459)
Others	9	35	42	176	104
Total	(1,857)	(1,101)	(2,668)	(2,207)	(1,255)
Consolidated net income as per US GAAP	10,056	13,694	17,256	25,981	47,108

Note:

The consolidated net income as per USGAAP shown in the table above differs from the consolidated net income shown under “Summary of financials statements prepared as per USGAAP - Convenience Translation” for reasons explained below the same table.

For Press Release

Patni’s Q2’CY2008 Revenues at US$ 182.6 million up 11.8% YoY

Mumbai, India, July 24, 2008: Patni Computer Systems Limited (Patni) today announced its financial results for the second quarter ended 30th June 2008.

Performance Highlights for the quarter ended June 30, 2008

•                  Revenues for the quarter at US$ 182.6 million (Rs. 7,837.1 million)

•                  Up 11.8% YoY from US$ 163.3 million (Rs. 6,628.1 million)

•                  Up 3.5% sequentially from US$ 176.4 million (Rs. 7,061.2 million)

•                  Contribution from top customer at 10.4% for the quarter from 11.1% during the previous quarter

•                  Operating Income for the quarter at US$ 16.8 million (Rs. 720.7 million)

•                  Down 48.1% YoY from US$ 32.4 million (Rs. 1,313.5 million)

•                  Down 3.1% sequentially from US$ 17.3 million (Rs. 693.4 million)

•                  Net Income for the quarter at US$ 24.2  million (Rs. 1,037.2 million)

•                  Down 27.2% YoY from US$ 33.2 million (Rs. 1,347.6 million)

•                  Up 33.4% sequentially from US$ 18.1 million (Rs. 724.6 million)

•                  EPS for the quarter at US$ 0.17 per share (US$ 0.35 per ADS)

•                  Stock Buy Back execution started as of July 10th 2008.

•                  Stock based expenses in Q2 CY2008 were at US$ 1.0 million compared to US$ 1.1 million in the previous sequential quarter

Future Outlook:

•                  Q3 CY2008 revenues are expected to be at US$ 182 to US$ 183 million and net income (excluding the foreign exchange gain/loss) is expected to be in the range of US$ 18.0 to US$ 18.5 million taking the operations at a constant dollar value of Rs 42 per US$ for the quarter.

www.patni.com

1

Management Comments

Commenting on the quarter, Mr. Narendra K Patni, Chairman and CEO, Patni Computer Systems Ltd., said, “While our revenues and margins were in line with guidance the overall market environment remains challenging with prevailing global uncertainties. We are cautious in our short term outlook but remain positive on long term prospects of our business and are continuing our investments in identified areas”

The newly appointed Executive Director Mr. Loek van den Boog, said, “ The global information technology services industry is going through a significant change. We have proactively identified key strategic areas for differentiated investment and focus which we believe will act as growth drivers and enable long-term, sustainable and profitable growth. We have also made corporate and operating management changes to strengthen the execution of all spheres of our business and I am very confident that these will yield the desired results ”

Speaking on the occasion, Mr. Surjeet Singh, Chief Financial and Operations Officer said, “ The overall growth visibility is low in light of continued market uncertainties in various segments of our business specially in North America. The currency movement was volatile during the quarter but we managed our risks well through our hedging operations. We continue to make investments in geographical expansion in Europe and emerging markets to diversify our revenue portfolio besides continuing to invest to strengthen our services and portfolio”

Corporate Developments

•                  Corporate Management Changes

•                  Mr. Surjeet Singh, previously CFO, has been promoted as Chief Financial and Operations Officer He will also now manage global operations and infrastructure in addition to finance and internal systems.

•                  Mr. Neeraj Gupta , previously EVP -Communications and Media business, has been appointed as Chief Commercial Officer and Head of Global Client Relations responsible for global sales and marketing across geographies and vertical markets.

•                  Awards

•                  Patni has won the ‘Economic times - Smart Workplace Awards’ under the “Professional Services” category. The award is designed to recognize and celebrate organization that are ‘Smart’ i.e. who adopt the best technological and HR practices.

2

(Figures in Million US$ except EPS and Share Data)

UNAUDITED CONSOLIDATED STATEMENT OF INCOME

For the quarter / period ended

Particulars	Jun 30 2008	Jun 30 2007	YoY Change %	Mar 31 2008	QoQ Change %	2007
Revenue	182.6	163.3	11.8%	176.4	3.5%	662.9
Cost of revenues	122.7	105.7	16.0%	121.0	1.4%	432.3
Depreciation	4.5	4.7	-3.7%	4.8	-7.4%	17.8
Gross Profit	55.4	52.9	4.6%	50.6	9.5%	212.8
Sales and marketing expenses	13.8	11.9	16.5%	12.3	11.9%	45.8
General and administrative expenses	19.8	16.7	18.5%	18.7	6.1%	70.4
Provision for doubtful debts and advances	0.2	0.5	-57.1%	(0.0)	-1711.1%	1.2
Foreign exchange (gain) / loss, net	4.7	(8.6)	-154.8%	2.2	111.1%	(23.4)
Operating income	16.8	32.4	-48.1%	17.3	-3.1%	118.7
Other income / (expense), net	11.3	7.1	60.3%	3.7	205.4%	17.0
Income before income taxes	28.1	39.4	-28.7%	21.0	33.7%	135.8
Income taxes	4.0	6.2	-36.5%	2.9	35.0%	21.8
Net income/(loss)	24.2	33.2	-27.2%	18.1	33.4%	114.0
Earning per share
- Basic	$0.17	$0.24	-27.5%	$0.13	33.4%	$0.82
- Diluted	$0.17	$0.24	-26.9%	$0.13	33.4%	$0.82
Weighted average number of common shares used in computing earnings per share
- Basic	139,061,109	138,646,132		139,030,296		138,660,785
- Diluted	139,295,007	139,978,442		139,279,675		139,569,933

3

Financial Statements Analysis:

Revenues

Revenues during the quarter were marginally ahead of guidance at US$ 182.6 million (Rs.7,837.1 million), representing a sequential increase of 3.5%  and 11.8% increase on YoY basis in US dollar terms. We are focusing on EMEA region and our share of Europe and Middle East business has increased to 18.7% from 16.2% in Q2’07.

Gross Margin

Gross Margins were at 30.3% or US$ 55.4 million (Rs.2,377.5 million) against 28.7% or US$ 50.6 million (Rs.2,024.7 million) in the previous quarter with positive operating impact of 1.7% due to Rupee depreciation , positive impact of 1% due to improvements in utilization and negative impact of ~2% due to compensation increase

•                  Depreciation and amortization expenses in CGS were US$ 5.0 million against US$ 5.4 million in Q1 2008 and US$ 4.7 million in Q2 2007.

Selling General and Administrative Expenses (SGA Expenses)

•                  Sales and marketing expenses during the quarter were at US$ 13.8 million (Rs. 593.2 million) at 7.6% as compared to US$ 12.3 million (Rs. 494.1 million) at 7.0% in the previous quarter(period cost change)

•                  G&A expenses during the quarter were at US$ 19.8 million (Rs.852.0 million) at 10.9% as compared to US$ 18.7 million (Rs.748.7 million) at 10.6% in the previous quarter.

•                  Overall Depreciation and Amortization expenses in SGA were US$ 2.1 million for the quarter as against US$ 2.0 million in Q1 2008.

Foreign exchange gain/loss

The revaluation and mark to market foreign exchange loss for the quarter US$ 4.7 million (Rs. 201.6 million) as compared to foreign exchange loss of US$ 2.2 million (Rs.89.0 million) in the previous quarter.

The quarter end rate for debtor’s revaluation was Rs.43.02.Outstanding contracts at the end of Q208 were about US$ 395.5 million contracted in the range of Rs.39.77 to Rs.44.10.

Other Income

For Q2 CY2008, other income (including interest and dividend income net of interest expenses, profit/loss on sale of investments and other miscellaneous income) stood at 6.2% or US$ 11.3 million (Rs.486.2 million ) as compared to 2.1% or US$ 3.7 million (Rs. 148.4 million) in the previous quarter.

4

Profit before Tax

PBT was up 33.7% sequentially at US$ 28.1 million (Rs. 1,206.9 million) against US$ 21.0 million (Rs. 841.8 million) in the previous quarter mainly due to rupee depreciation and other income

Income Taxes

Income tax for the quarter was at US$ 4.0 million (Rs. 169.7 million) at an effective tax rate of 14.1%.

Net Income

Consequently, net income for the quarter at 13.2% was US$ 24.2 million (Rs.1,037.2 million) against US$ 18.1 million (Rs.724.6 million) at 10.3% in the previous quarter.

Balance Sheet and Cash Flow changes

During the quarter, against net income of US$ 24.2 million (Rs.1,037.2 million), cash from operating activities was at US$ 55.0 million (Rs. 2,359.3 million) net of changes in current assets and liabilities of US$ 35.8 million and non cash income of US$ 5.0 million. These non cash charges comprise of depreciation and amortization of US$ 7.0 million, and other charges including stock option cost and gain on sale of securities of US$(-) 12.0 million.

Net cash from investing activities was US$ 31.8 million (Rs.1,365.2 million) including capital expenditure of US$ 13.0 million (Rs.560.2 million),net proceeds from sale of investments of US$ 18.8 million (Rs. 805.0 million)

Net Cash outflow on financing activities was US$ 0.1 million (Rs.3.0 million) comprising of other financing activities. Over all cash and cash equivalents (including short term investments) were at US$ 343.9 million (Rs.14,762.8 million),compared to US$ 326.1 million (Rs.13,050.7 million) at close of Q1 2008.

Receivables at the end of Q2 2008 were at US$ 116.5 million as compared to US$ 136.8 million at the end of Q1 2008. Number of days outstanding (Including Unbilled) for the current quarter were 89 days as compared to 95 days in Q1 2008.

5

Figures in Million INR except EPS and Share Data

CONSOLIDATED STATEMENT OF INCOME : BASED ON CONVENIENCE TRANSLATION

For the quarter / period ended

Particulars	Jun 30 2008	Jun 30 2007	Mar 31 2008	2007
Exchange rate$1 = INR	42.93	40.58	40.02	39.41
Revenues	7,837.1	6,628.1	7,061.2	26,125.3
Cost of revenues	5,267.0	4,290.7	4,842.7	17,035.3
Depreciation	192.5	189.0	193.9	702.5
Gross Profit	2,377.5	2,148.4	2,024.7	8,387.5
Sales and marketing expenses	593.2	481.3	494.1	1,805.5
General and administrative expenses	852.0	679.5	748.7	2,776.3
Provision for doubtful debts and advances	10.0	21.9	(0.6)	46.6
Foreign exchange (gain) / loss, net	201.6	(347.9)	89.0	(920.3)
Operating income	720.7	1,313.5	693.4	4,679.4
Other income / (expense), net	486.2	286.7	148.4	670.9
Income before income taxes	1,206.9	1,600.2	841.8	5,350.3
Income taxes	169.7	252.7	117.2	858.5
Net income/(loss)	1,037.2	1,347.6	724.6	4,491.8
Earning per share
- Basic	7.46	9.72	5.21	32.39
- Diluted	7.45	9.63	5.20	32.18
Weighted average number of common shares used in computing earnings per share
- Basic	139,061,109	138,646,132	139,030,296	138,660,785
- Diluted	139,295,007	139,978,442	139,279,675	139,569,933

6

Important Notes to this release:

•            Fiscal Year

Patni follows a January - December fiscal year. The current review covers the financial and operating performance of the Company for the second quarter ended 30th June 2008

•            U.S. GAAP

A Consolidated Statement of Income in US GAAP is available on page 3 of the Fact Sheet attached to this release

•            Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

•            Convenience translation

A Consolidated Statement of Income as per Convenience Translation prepared in accordance with US GAAP is available on page 8 of the Fact Sheet attached to this release. We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere in this document, or at all. Investors are cautioned to not rely on such translated amounts.

•            Attached Fact Sheet (results & analysis tables)

About Patni Computer Systems Ltd:

Patni Computer Systems Limited (BSE: PATNI COMPUT, NSE: PATNI, NYSE: PTI) is a global provider of IT Services and business solutions, servicing Global 2000 clients. Patni caters to its clients through its industry focused practices, including insurance, financial services, manufacturing, life sciences, telecommunications and media & entertainment, and its technology-focused practices. With an employee strength of over 15,000; multiple global delivery centres spread across 11 cities worldwide; 22 international offices across the Americas, Europe and Asia-Pacific; Patni has registered revenues of US$ 663 million for the year 2007. Patni’s service offerings include application development and maintenance, enterprise application solutions, business and technology consulting, product engineering services, infrastructure management

7

services, customer interaction services & business process outsourcing, quality assurance and engineering services. Committed to quality, Patni adds value to its client’s businesses through well-established and structured methodologies, tools and techniques. Patni is an ISO 9001: 2000 certified and SEI-CMMI Level 5 (V 1.2) organization, assessed enterprise wide at P-CMM Level 3. In keeping with its focus on continuous process improvements, Patni adopts Six Sigma practices as an integral part of its quality and process frameworks. For more information on Patni, visit www.patni.com

FOR MORE INFORMATION PLEASE CONTACT:

Investor Relations:

Gaurav Agarwal, Patni US; +1-617-914-8360; investors@patni.com

Gavin Desa, Citigate Dewe Rogerson India; +91-22-4007 5037; gavin@cdr-india.com

Media Relations:

Heena Kanal, Patni India; +91-22-6693 0500; heena.kanal@patni.com

Tony Viola, Patni US; +1-617-354-7424; tony.viola@patni.com

IMPORTANT NOTE:

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, liability for damages on our service contracts, the success of the companies in which Patni has made strategic investments, withdrawal of governmental fiscal incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

-Ends-

8

PATNI COMPUTER SYSTEMS LIMITED

FINANCIAL AND OPERATIONS INFORMATION FOR THE

SECOND QUARTER ENDED JUN 30, 2008

July 24, 2008

NOTES:

• Fiscal Year

Patni follows a January - December fiscal year. The current review covers the financial and operating performance of the Company for the quarter ended Jun 30, 2008.

• U.S. GAAP

All figures in this release pertain to accounts presented as per U.S. GAAP unless stated otherwise.

• Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

• Convenience translation

We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere, or at all. Investors are cautioned to not rely on such translated amounts.

• Reclassification

Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year.

Fact Sheet Summary Index

A1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME – US GAAP (US$ ‘000)

For the quarter / period ended

Particulars	Jun 30 2008	Jun 30 2007	YoY Change %	Mar 31 2008	QoQ Change %	2007
Revenue	182,555	163,334	11.8%	176,443	3.5%	662,912
Cost of revenues	122,689	105,735	16.0%	121,007	1.4%	432,259
Depreciation	4,484	4,657	-3.7%	4,845	-7.4%	17,826
Gross Profit	55,382	52,942	4.6%	50,591	9.5%	212,827
Sales and marketing expenses	13,819	11,860	16.5%	12,346	11.9%	45,813
General and administrative expenses	19,847	16,745	18.5%	18,708	6.1%	70,447
Provision for doubtful debts and advances	232	541	-57.1%	(14)	-1711.1%	1,182
Foreign exchange (gain) / loss, net	4,696	(8,572)	-154.8%	2,225	111.1%	(23,351)
Operating income	16,788	32,368	-48.1%	17,326	-3.1%	118,736
Other income / (expense), net	11,325	7,066	60.3%	3,709	205.4%	17,024
Income before income taxes	28,113	39,434	-28.7%	21,035	33.7%	135,760
Income taxes	3,954	6,226	-36.5%	2,929	35.0%	21,784
Net income/(loss)	24,159	33,208	-27.2%	18,106	33.4%	113,976
Earning per share
- Basic	$0.17	$0.24	-27.5%	$0.13	33.4%	$0.82
- Diluted	$0.17	$0.24	-26.9%	$0.13	33.4%	$0.82
Weighted average number of common shares used in computing earnings per share
- Basic	139,061,109	138,646,132		139,030,296		138,660,785
- Diluted	139,295,007	139,978,442		139,279,675		139,569,933

A2) UNAUDITED CONSOLIDATED BALANCE SHEET USGAAP (US$ ‘000)

Particulars	As on 30-Jun-08	As on 31-Mar-08	As on 30-Jun-07
Assets
Total current assets	542,088	538,097	529,718
Goodwill	66,683	66,664	51,246
Intangible assets, net	29,642	30,752	9,163
Property, plant, and equipment, net	172,967	180,305	159,000
Other assets	42,892	40,776	19,692
Total assets	854,272	856,594	768,819
Liabilities
Total current liabilities	159,112	117,056	145,054
Capital lease obligations excluding current installments	298	298	280
Other liabilities	50,980	50,431	13,222
Total liabilities	210,390	167,785	158,556
Total shareholders’ equity	643,882	688,809	610,262
Total liabilities & shareholders’ equity	854,272	856,594	768,819

A3) UNAUDITED CONSOLIDATED CASH FLOW STATEMENT USGAAP (US$ ‘000)

Particulars	Jun 30 2008	Mar 31 2008	Jun 30 2007	2007
Net cash provided by operating activities	54,956	15,991	36,173	111,272
Net cash used in investing activities	(31,800)	(8,341)	(9,406)	(130,036)
Capital expenditure, net	(13,049)	(16,495)	(18,484)	(61,333)
Investment in securities, net	(18,751)	8,154	9,078	(14,774)
Investment in subsidiary incl tax benefit on incentive stock option of Patni Telecom	—	—	—	(53,929)
Net cash provided / (used) in financing activities	(70)	111	(10,063)	(8,682)
Others	(74)	(76)	(114)	(430)
Common shares issued, net of expenses incl tax benefit arising on exercise of stock options	4	186	224	3,681
Dividend on common shares	(0)	1	(10,174)	(11,933)
Net increase / (decrease) in cash and equivalents	23,086	7,761	16,704	(27,446)
Effect of exchange rate changes on cash and equivalents	(6,959)	(1,403)	7,511	13,562
Cash and equivalents at the beginning of the period	38,984	32,626	37,607	46,510
Cash and equivalents at the end of the period	55,111	38,984	61,822	32,626

B1) AUDITED CONSOLIDATED STATEMENT OF INCOME - INDIAN GAAP (RS. ‘000)

For the quarter / period ended

Particulars	Jun 30 2008	Jun 30 2007	YoY Change %	Mar 31 2008	QoQ Change %	2007
Sales and service income	7,673,051	6,587,768	16.5%	6,933,510	10.7%	26,911,455
Other income	493,205	331,138	48.9%	180,372	173.4%	864,854
Total income	8,166,256	6,918,906	18.0%	7,113,882	14.8%	27,776,309
Staff costs	4,488,811	3,871,450	15.9%	4,072,655	10.2%	15,389,630
Selling, general and administration expenses	2,397,345	1,255,048	91.0%	2,075,303	15.5%	6,394,791
Interest	32,410	38,699	-16.3%	33,988	-4.6%	147,225
Total expenditure	6,918,566	5,165,197	33.9%	6,181,946	11.9%	21,931,646
Net profit before tax and adjustments	1,247,690	1,753,709	-28.9%	931,936	33.9%	5,844,663
Provision for taxation	56,420	274,222	-79.4%	130,762	-56.9%	1,008,401
Profit/(loss) for the year after taxation	1,191,270	1,479,487	-19.5%	801,174	48.7%	4,836,262
Profit and loss account, brought forward	15,362,059	11,993,647	28.1%	14,560,885	5.5%	10,646,309
Add: Adjustment on account of Employee Benefits	—	—	—			(32,606)
Amount available for appropriation	16,553,329	13,473,134	22.9%	15,362,059	7.8%	15,449,965
Proposed dividend on equity shares	—	1,144		—		418,173
Dividend on equity shares of subsidiary	158					—
Dividend tax	27	12,515		—		83,389
Transfer to general reserve	—					387,518
Profit and loss account, carried forward	16,553,144	13,459,475	23.0%	15,362,059	7.8%	14,560,885
Earning per share (Rs. per equity share of Rs. 2 each)
- Basic	8.57	10.67	-19.7%	5.76	48.7%	34.88
- Diluted	8.55	10.54	-18.9%	5.75	48.7%	34.54
Weighted average number of common shares used in computing earnings per share
- Basic	139,061,109	138,646,132		139,030,296		138,660,785
- Diluted	139,296,098	140,340,936		139,279,675		140,036,922

B2) AUDITED CONSOLIDATED BALANCE SHEET - INDIAN GAAP (RS. ‘000):

Particulars	As on 30-Jun-08	As on 31-Mar-08	As on 30-Jun-07
Assets
Current assets, loans and advances	11,262,210	10,418,387	10,414,510
Goodwill	4,553,256	4,329,992	3,705,687
Fixed assets(Net of Depreciation)	9,030,885	8,791,635	6,888,925
Investments	12,368,013	11,204,083	10,861,216
Deferred tax asset, net	765,339	601,814	429,501
Total assets	37,979,703	35,345,911	32,299,839
Liabilities
Current liabilities and provisions	8,855,433	7,163,890	6,341,723
Secured loans	23,252	22,462	24,679
Deferred tax liability, net	31,477	37,786	—
Total liabilities	8,910,162	7,224,138	6,366,402
Total shareholders’ equity	29,069,541	28,121,773	25,933,437
Total liabilities & shareholders’ equity	37,979,703	35,345,911	32,299,839

B3) AUDITED CONSOLIDATED CASH FLOW STATEMENT - INDIAN GAAP (RS ‘000)

Particulars	Jun 30 2008	Mar 31 2008	Jun 30 2007	2007

Cash flows from / (used in) operating activities (A)	2,247,977	494,065	1,379,839	4,119,867

Cash flows used in investing activities (B)	(1,216,196)	(189,675)	(261,690)	(4,821,651)

Cash flows from / (used in) from financing activities (C)	230	3,881	(415,533)	(363,378)

Effect of changes in exchange rates (D)	(225,446)	(29,799)	179,631	290,421

Net decrease in cash and cash equivalents during the period (A+B+C+D)	806,565	278,472	882,247	(774,741)

Cash and cash equivalents at the beginning of the period	1,564,329	1,285,857	1,635,385	2,060,598

Cash and cash equivalents at the end of the period	2,370,894	1,564,329	2,517,632	1,285,857

C) Reconcilation of Income as per Indian GAAP and US GAAP(RS. ‘000):

Particulars	Jun 30 2008	Jun 30 2007	Mar 31 2008	2007

Consolidated net income as per Indian GAAP	1,191,270	1,479,487	801,174	4,836,262
Acquisition of entity under common control	—	—	—	—
Income taxes	(116,804)	7,861	1,386	65,622
Fixed assets and depreciation				—
Amortisation of miscellaneous expenditure	—	—	—	—
Foreign currency differences	2,942	(86,717)	—	114,235
Employee retirement benefits	(15,070)	19,636	(26,089)	(77,408)
ESOP related Compensation Cost	(40,909)	(44,560)	(43,659)	(192,446)
Short provision for branch profit taxes in earlier years under Indian GAAP	—	—	—	—
Provision for decline in fair value of investment	—	—	—	—
Amortisation of Intangibles , arising on Business acquisition	(16,729)	(9,793)	(15,983)	(45,926)
Prior period adjustment - Impact of prior period tax estimate	—	—	—	—
Others	914	3,522	3,252	10,379
Total	(185,656)	(110,051)	(81,093)	(125,544)

Consolidated net income as per US GAAP	1,005,614	1,369,436	720,081	4,710,718

D1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

For the quarter / period ended

Particulars	Jun 30 2008	Jun 30 2007	Mar 31 2008	2007
Exchange rate$1 = INR	42.93	40.58	40.02	39.41
Revenues	7,837,082	6,628,074	7,061,249	26,125,349
Cost of revenues	5,267,018	4,290,713	4,842,700	17,035,344
Depreciation	192,514	188,973	193,897	702,511
Gross Profit	2,377,550	2,148,388	2,024,652	8,387,494
Sales and marketing expenses	593,239	481,320	494,087	1,805,475
General and administrative expenses	852,004	679,504	748,694	2,776,338
Provision for doubtful debts and advances	9,968	21,939	(560)	46,573
Foreign exchange (gain) / loss, net	201,589	(347,864)	89,045	(920,258)
Operating income	720,750	1,313,489	693,386	4,679,366
Other income / (expense), net	486,200	286,736	148,434	670,916
Income before income taxes	1,206,950	1,600,225	841,820	5,350,282
Income taxes	169,700	252,660	117,219	858,506
Net income/(loss)	1,037,250	1,347,565	724,601	4,491,776
Earning per share
- Basic	7.46	9.72	5.21	32.39
- Diluted	7.45	9.63	5.20	32.18
Weighted average number of common shares used in computing earnings per share
- Basic	139,061,109	138,646,132	139,030,296	138,660,785
- Diluted	139,295,007	139,978,442	139,279,675	139,569,933

D2) UNAUDITED CONSOLIDATED BALANCE SHEET USGAAP (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

Particulars	As on 30-Jun-08	As on 31-Mar-08	As on 30-Jun-07
Exchange rate$1 = INR	42.93	40.02	40.58
Assets
Total current assets	23,271,835	21,534,642	21,495,966
Goodwill	2,862,709	2,667,893	2,079,563
Intangible assets, net	1,272,496	1,230,695	371,823
Property, plant, and equipment, net	7,425,484	7,215,806	6,452,229
Other assets	1,841,359	1,631,856	799,089
Total assets	36,673,883	34,280,892	31,198,670
Liabilities
Total current liabilities	6,830,697	4,684,581	5,886,300
Capital lease obligations excl. installments	12,774	11,926	11,370
Other liabilities	2,188,567	2,018,249	536,549
Total liabilities	9,032,038	6,714,756	6,434,219
Total shareholders’ equity	27,641,845	27,566,136	24,764,451
Total liabilities & shareholders’ equity	36,673,883	34,280,892	31,198,670

D3) UNAUDITED CONSOLIDATED CASH FLOW STATEMENT USGAAP (RS ‘000): BASED ON CONVENIENCE TRANSLATION

Particulars	Jun 30 2008	Mar 31 2008	Jun 30 2007	2007
Exchange rate $1 = INR	42.93	40.02	40.58	39.41
Net cash provided by operating activities	2,359,259	639,960	1,467,914	4,385,238
Net cash used in investing activities	(1,365,182)	(333,807)	(381,692)	(5,124,701)
Capital expenditure, net	(560,189)	(660,130)	(750,073)	(2,417,143)
Investment in securities, net	(804,993)	326,323	368,381	(582,226)
Investment in subsidiary, net of cash acquired	—	—	—	(2,125,332)
Net cash provided / (used) in financing activities	(3,006)	4,442	(408,377)	(342,167)
Others	(3,192)	(3,042)	(4,624)	(16,946)
Common shares issued, net of expenses	188	7,444	9,102	145,074
Dividend on common shares	(1)	40	(412,855)	(470,295)
Net increase / (decrease) in cash and equivalents	991,071	310,595	677,845	(1,081,630)
Effect of exchange rate changes on cash and equivalents	(298,763)	(56,148)	304,798	534,461
Cash and equivalents at the beginning of the period	1,673,596	1,305,693	1,526,084	1,832,959
Cash and equivalents at the end of the period	2,365,904	1,560,140	2,508,727	1,285,790

E1) REVENUE ANALYSIS

Revenue By Geographical Segments	Jun 30 2008	Mar 31 2008	Jun 30 2007	2007
Americas	76.1%	76.6%	78.7%	79.0%
EMEA	18.7%	17.7%	16.2%	16.1%
APAC	5.1%	5.7%	5.1%	4.9%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Industry Verticals	Jun 30 2008	Mar 31 2008	Jun 30 2007	2007
Insurance	23.3%	23.2%	23.6%	23.6%
Manufacturing	24.9%	24.6%	22.0%	23.7%
Financial Services	12.8%	12.9%	14.6%	14.1%
Communications,Media & Entertainment	14.2%	13.4%	14.1%	13.5%
Growth Industries	9.3%	9.6%	8.4%	8.3%
Product Engineering Services	15.6%	16.4%	17.3%	16.8%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Service Offerings	Jun 30 2008	Mar 31 2008	Jun 30 2007	2007
Application Development & Maintenance	61.9%	64.6%	64.4%	64.9%
Package software implementation	16.1%	13.1%	14.3%	13.7%
Product Engineering Services	11.4%	11.5%	11.5%	11.5%
Infrastructure Management Services	4.8%	5.1%	5.8%	5.4%
Business Process Outsourcing	5.8%	5.7%	4.0%	4.5%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Project Type	Jun 30 2008	Mar 31 2008	Jun 30 2007	2007
Time and Material	65.2%	65.6%	68.1%	67.6%
Fixed Price (including Fixed Price SLA)	34.8%	34.4%	31.9%	32.4%
Total	100.0%	100.0%	100.0%	100.0%

E2) CLIENT- REVENUE METRICS

Particulates	Jun 30 2008	Mar 31 2008	Jun 30 2007	2007
Top client	10.4%	11.1%	10.7%	11.8%
Top 5 Clients	31.5%	32.2%	33.5%	34.8%
Top 10 Clients	44.5%	44.8%	46.9%	47.3%
Client data
No of $1 million clients	87	86	72	84
No of $5 million clients	28	30	31	31
No of $10 million clients	18	15	13	14
No of $50 million clients	2	2	2	2
No of new clients	21	34	25	119
No. of active Clients	336	331	267	318
% of Repeat Business	92.0%	92.6%	92.7%	92.4%

E3) EFFORTS AND UTLISATION

Efforts Mix	Jun 30 2008	Mar 31 2008	Jun 30 2007	2007
Onsite efforts	29.2%	29.2%	30.7%	30.4%
Offshore efforts	70.8%	70.8%	69.3%	69.6%
Total	100.0%	100.0%	100.0%	100.0%

Utilisation	Jun 30 2008	Mar 31 2008	Jun 30 2007	2007
Utilisation	72.0%	70.0%	71.7%	72.4%

E4) EMPLOYEE METRICS

	Jun 30 2008	Mar 31 2008	Jun 30 2007	2007
Total Employees	15,044	15,152	13,723	14,945
Offshore	11,992	12,216	10,832	12,011
Onsite	3,052	2,936	2,891	2,934
Total	15,044	15,152	13,723	14,945

Sales & Support Staff	1,496	1,516	1,370	1,447
Net Additions	(108)	207	627	2,141
Attrition (LTM) excluding BPO	21.2%	23.0%	30.1%	25.1%

E5) RUPEE - US DOLLAR RATE

	Jun 30 2008	Mar 31 2008	Jun 30 2007
Period end rate	43.02	40.11	40.71
Period average rate	41.94	39.82	40.80

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: July 24, 2008	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary